STERICYCLE, INC.
2355 Waukegan Road
Bannockburn, IL 60015
(847) 367-5910

August 27, 2020

VIA EDGAR

Mr. Brian McAllister and Ms. Myra Moosariparambil
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stericycle, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Form 10-Q for the Fiscal Quarter Ended June 30, 2020 File No. 001-37556

Dear Mr. McAllister and Ms. Moosariparambil:

Stericycle, Inc. (the “Company”) is in receipt of the comment letter dated August 24, 2020 (the “Comment Letter”) from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”). Per a telephone discussion on August 26, 2020 between Brian McAllister of the SEC and Stuart Funderburg, the Company’s Assistant General Counsel, we hereby respectfully request that we be granted until September 22, 2020 to provide the Company’s response to the Comment Letter.

If you should have any questions, please contact Stuart Funderburg, at (224) 551-9975, or our outside counsel, W. Morgan Burns of Faegre Drinker Biddle & Reath LLP, at (612) 766-7136.

Very truly yours,

/s/ Janet H. Zelenka

Janet H. Zelenka, Executive Vice President, Chief Financial Officer and Chief Information Officer

cc:	Brian McAllister Myra Moosariparambil